FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES RESOLUTIONS ADOPTED AT ANNUAL GENERAL ORDINARY
SHAREHOLDERS’ MEETING ON APRIL 16, 2013

Guadalajara, Jalisco, Mexico, April 16, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced that the following resolutions were approved at the Company’s General Annual Ordinary Shareholders’ Meeting, which took place today:

I – The following reports were approved:

a) The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2012, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Section 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an individual basis in accordance with Mexican Generally Accepted Accounting Practices (Mexican GAAP), as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards (IFRS), based on the Company’s most recent financial statements under both norms.  Ratification of the proceedings by the Chief Executive Officer and Company officials, and the release from further obligations.

b) The Board of Directors’ opinion regarding the Chief Executive Officer’s report.

c) The Board of Directors’ report pursuant to Article 172, clause b of the Mexican General Corporations Law, which contains the Company’s critical accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional and Public Relations Officer
Rodrigo Guzmán, Chief Financial Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

d)	The annual report on the operations and activities undertaken by the Board of Directors during the period ended December 31, 2012, in accordance with Mexican Securities Market Law.

e)	The annual report on the activities undertaken by the Audit and Corporate Practices Committee pursuant to Article 43 of the Mexican Securities Market Law.

f)
The report on the Company’s compliance with tax obligations for the fiscal year from January 1 to December 31, 2011.  Company officials were instructed to comply with tax obligations corresponding to the fiscal year from January 1 to December 31, 2012 in accordance with Article 26, Section III of the Mexican Fiscal Code.

g)	Ratification of the decisions taken by the Board of Directors during the 2012 period, and they were released of further obligations in the fulfillment of their duties.

II.
Approval of the Company’s financial statements on an individual basis based on Mexican Generally Accepted Accounting Practices for purposes of the legal reserve, net income and calculation of the fiscal impact related to dividend payments, and capital reduction, as the case may be, and of the Company’s financial statements and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards for their publication in financial markets, with respect to the operations undertaken during the January 1 to December 31, 2012 period, and approval of the external auditor’s report regarding the aforementioned financial statements.

III.
Approval of the Company’s net income for the period ended December 31, 2012 and reported in its individual audited Financial Statements in accordance with Mexican Generally Accepted Accounting Practices (Mexican GAAP), which was Ps. 1,648,750,880.00 (ONE BILLION, SIX HUNDRED FORTY EIGHT MILLION, SEVEN HUNDRED FIFTY THOUSAND EIGHT HUNDRED AND EIGHTY PESOS), such that 5% (FIVE PERCENT) of this amount, or Ps. 82,437,544.00 (EIGHTY TWO MILLION, FOUR HUNDRED THIRTY SEVEN THOUSAND FIVE HUNDRED AND FORTY FOUR PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,566,313,336.00 (ONE BILLION, FIVE HUNDRED SIXTY SIX MILLION, THREE HUNDRED THIRTEEN THOUSAND, THREE HUNDRED AND THIRTY SIX PESOS), allocated to the account for net income pending allocation.

IV.
Approval so that from the account for net income pending allocation, which is equal to Ps. 1,573,001,986.00 (ONE BILLION, FIVE HUNDRED SEVENTY THREE MILLION, ONE THOUSAND NINE HUNDRED AND EIGHTY SIX PESOS) (in accordance with Mexican GAAP), a dividend is declared in the amount of Ps. 1,210,000,000.00 (ONE BILLION, TWO HUNDRED TEN MILLION PESOS), to be distributed equally among each share outstanding as of the payment date, excluding the shares repurchased by the Company as of each payment date per Article 56 of the Mexican Securities Market Law; amounts remaining after the payment of such dividend will remain in the account for net income pending allocation.  The dividend will be paid in the following manner:

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i) Ps. 907,500,000.00 (NINE HUNDRED SEVEN MILLION, FIVE HUNDRED THOUSAND PESOS) on or before May 31, 2013, and

ii) Ps. 302,500,000.00 (THREE HUNDRED TWO MILLION, FIVE HUNDRED THOUSAND PESOS) on or before November 30, 2013.

V.
Approval of the cancelation of the outstanding amounts not exercised that had been approved for the repurchase of shares of the Company at the General Ordinary Shareholders’ Meeting, which took place on April 16, 2012, for the amount of Ps. 280,000,000.00 (TWO HUNDRED EIGHTY MILLION PESOS), and the approval of the maximum amount to be allocated toward the repurchase of the Company’s shares or of credit instruments that represent those shares for the amount of Ps. 640,000,000.00 (SIX HUNDRED AND FORTY MILLION PESOS) for the 12 month period following April 24, 2013, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VI.	The designation of four proprietary members of the Board of Directors and their respective alternates as named by the Series “BB” shareholders, which is as follows:

Proprietary Member	Alternate Member

Eduardo Sánchez Navarro Redo	José Vicente Corta Fernández
Francisco Javier Marín San Andrés	Rodrigo Marabini Ruiz
Carlos del Río Carcaño	Jose Manuel Aísa Mancho
Julián Fernández Rodes	Carlos Laviada Ocejo

VII.
Ratification of Mr. Eduardo Gallástegui Armella as a member of the Board of Directors designated by the Series “B” shareholders or group of shareholders, that individually or jointly own 10% (ten percent) or more of the capital stock of the Company.

VIII.	Approval of the Nomination and Compensation Committee’s proposal of the following nominees designated by the Series “B” shareholders to serve on the Company’s Board of Directors :

Carlos Cardenas Guzmán
Alfredo Elias Ayub
Joaquín Vargas Guajardo
Enrique Castillo Sanchez Mejorada
Angel Losada Moreno
Roberto Servitje Achutegui

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Notice was taken that, as of the date hereof, the Company’s Board of Directors is composed of the following members:

Proprietary Member	Alternate Member
Eduardo Sánchez Navarro Redo	José Vicente Corta Fernández
Francisco Javier Marín San Andrés	Rodrigo Marabini Ruiz
Carlos del Río Carcaño	Jose Manuel Aísa Mancho
Julián Fernández Rodes	Carlos Laviada Ocejo
Joaquín Vargas Guajardo	Not applicable
Alfredo Elías Ayub	Not applicable
Ángel Losada Moreno	Not applicable
Roberto Servitje Achutegui	Not applicable
Enrique Castillo Sánchez Mejorada	Not applicable
Carlos Cárdenas Guzmán	Not applicable
Eduardo Gallástegui Armella	Not applicable

IX.
Ratification of Mr. Eduardo Sánchez Navarro Redo as the Chairman of the Company’s Board of Directors and designation of Mr. José Vicente Corta Fernández as his alternate, in accordance with Article 16 of the Company’s by-laws.

X.
Approval of the compensation paid to the members of the Company’s Board of Directors during the 2012 period and approval of the compensation proposed by the Nominations and Compensation Committee to be paid to the Company’s Board of Directors in 2013, which will be equal to the payments in 2012.

XI.
Ratification of Mr. Alfredo Elías Ayub as the member of the Board of Directors designated by the Series “B” shareholders to continue to serve as a member of the Company’s Nomination and Compensation Committee, in accordance with Article 28 of the Company’s by-laws

XII.	Ratification of Mr. Carlos Cárdenas Guzmán as President of the Company’s Audit and Corporate Practices Committee.

XIII
Notice was taken of the report concerning compliance with Article 29 of the Company’s by-laws regarding acquisitions of goods or services or contracting of projects or asset sales for transactions that are equal to or higher than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

***

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Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

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SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 17, 2013